Exhibit 99.1

CONTACTS

Fred Hawrysh Global Director, Corporate Affairs + 1 203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com

Frank DeMaria Global Director, Media Relations + 1 646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters Announces Renewal of
Share Repurchase Program for Thomson Reuters Corporation Shares

Provides buyback flexibility for existing US$500 million share repurchase program

NEW YORK, NY, June 4, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced that as part of its previously announced US$500 million share repurchase program, it has received approval from the Toronto Stock Exchange (TSX) to renew its Normal Course Issuer Bid (NCIB) for Thomson Reuters Corporation common shares for an additional 12-month period.

The renewal of the NCIB will provide Thomson Reuters with the flexibility to purchase shares of either Thomson Reuters Corporation or, as currently permitted, Thomson Reuters PLC. On April 18, 2008, Thomson Reuters began purchasing ordinary shares of Thomson Reuters PLC. From April 18, 2008 through May 30, 2008, approximately 9.6 million Thomson Reuters PLC ordinary shares were purchased for a total cost of approximately US$302 million.

Purchases of Thomson Reuters Corporation common shares may commence on June 6, 2008 and will terminate no later than June 5, 2009. Thomson Reuters Corporation common shares may be purchased in open market transactions on the TSX or the New York Stock Exchange. Under the bid, up to 15 million common shares of Thomson Reuters Corporation may be repurchased. This amount represents approximately 1.81% of the aggregate issued and outstanding shares of Thomson Reuters Corporation and Thomson Reuters PLC as of May 30, 2008. Thomson Reuters may purchase up to 465,401 Thomson Reuters Corporation common shares during any trading day, which represents 25% of the average daily trading volume for the most recently completed six calendar months prior to TSX acceptance of the notice of the NCIB. This limitation does not apply to purchases made pursuant to block purchase exemptions. Between May 7, 2007 and May 6, 2008, 2,370,500 common shares were repurchased under the NCIB at an average price of C$38.75 per share.

Decisions regarding the timing of future repurchases of shares of Thomson Reuters Corporation or Thomson Reuters PLC will be based on market conditions, share price and other factors. Thomson Reuters may elect to suspend or discontinue share repurchases at any time. Shares that are repurchased will be cancelled.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its brokers to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters brokers will be adopted in accordance with the requirements of applicable Canadian and English securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

A copy of Thomson Reuters notice of intention related to the NCIB is available at www.thomsonreuters.com within the “Investor Relations” — “Regulatory Filings” section of the website.  The notice has also been filed with the Canadian securities regulatory authorities and is available on the SEDAR website at www.sedar.com, and it has also been furnished to the U.S. Securities and Exchange Commission through EDGAR on Form 6-K and is available at www.sec.gov.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries.  Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Cautionary Note Concerning Factors That May Affect Future Results

This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about its share repurchase plans.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials filed by Thomson Reuters Corporation and Thomson Reuters PLC from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.